ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

February 27, 2015	Maureen A. Meredith
T +1 617 951 7239
maureen.meredith@ropesgray.com

VIA EDGAR

Ms. Alison White, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: AMG Funds I (Registration Nos. 033-44909 and 811-06520)

Dear Ms. White:

I am writing on behalf of AMG Funds I (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 68 under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on December 30, 2014, relating to AMG Managers Emerging Opportunities Fund (the “Emerging Opportunities Fund”) and AMG FQ Global Risk-Balanced Fund (the “Global Risk-Balanced Fund”) (each, a “Fund,” and collectively, the “Funds”), each a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the Fund’s prospectus (the “Prospectus”).

Global Comments in Prospectuses

1. Comment: For each Fund, under “Summary of the Fund – Fees and Expenses of the Fund,” please confirm that the “Other Expenses” line item in the Annual Fund Operating Expenses table includes any administrative fees paid by the Fund.

Response: The Trust confirms that the administrative fees paid by each Fund are reflected in the “Other Expenses” line item in such Fund’s Annual Fund Operating Expenses table.

2. Comment: For each Fund, in the footnote to the Annual Fund Operating Expenses table relating to the Fund’s expense limitation and recoupment agreement, unless required by the Financial Industry Regulatory Authority, Inc. (“FINRA”), please consider removing disclosure of what total annual operating expenses for each class would be if the maximum amount of shareholder servicing fees and distribution and service (12b-1) fees were charged.

Response: The requested change has been made.

3. Comment: For each Fund, in the Shareholder Guide, the Staff notes that “Guarantor Institution” is capitalized but not defined in a footnote to the table regarding how to buy and sell shares. Please consider whether this should be a defined term.

Response: The Trust has revised the disclosure in the Shareholder Guide for each Fund as follows:

A medallion guarantee is a signature guarantee by a guarantor institution such as a bank, broker-dealer, credit union, national securities exchange, or savings association that is a recognized participant of the Securities Transfer Agents Medallion Program (STAMP) 2000. ~~Guarantor Institution, which is participating in a Signature Guarantee Program recognized by the Securities Transfer Association (STA).~~

4. Comment: For each Fund, in the Shareholder Guide, with respect to redemptions in-kind, please add disclosure that securities received in kind remain at the risk of the market until they are sold and may incur brokerage fees. In addition, if a Fund may make redemptions in-kind with illiquid securities, please disclose that such securities may not be sellable.

Response: The Trust has added the following disclosure to the Shareholder Guide for each Fund:

If the Fund makes a redemption-in-kind, the securities received as payment remain subject to market and other risks until they are sold and may incur transaction costs, such as brokerage fees.

The Trust notes that each Fund’s Statement of Additional Information (each, an “SAI”) also contains information regarding the Fund’s policies with respect to redemptions in-kind. The Trust has revised each Fund’s SAI disclosure under “Purchase, Redemption and Pricing of Shares – Redeeming Shares” as follows:

If shares are redeemed in kind, the redeeming shareholder might incur transaction costs in converting the assets to cash and the assets will be subject to market and other risks until they are sold.

In addition, the Trust confirms that the Fund does not currently intend to make redemptions in-kind with illiquid securities.

Emerging Opportunities Fund Prospectus

5. Comment: Please mark Investor Class shares of the Emerging Opportunities Fund as “inactive” on EDGAR.

Response: The Trust notes that, although Investor Class shares of the Emerging Opportunities Fund are not currently being offered, the Fund may wish to commence offering such shares at any time. In order to maintain the Investor Class shares’ registration with the SEC, the Trust files a dormant share class supplement each year in connection with the Trust’s annual update of the Fund’s registration statement and includes disclosure relating to such share class in the Fund’s SAI. Rule 313(b) of Regulation S-T provides that registered investment companies whose last effective registration statement or amendment was filed on Form N-1A must, under the procedures set forth in the EDGAR Filer Manual, “deactivate for EDGAR purposes any series and/or class… that are no longer offered, go out of existence, or deregister following the last filing for that series and/or class....” The Trust respectfully submits that Investor Class shares of the Emerging Opportunities Fund do not fall within one of these categories of classes required to be deactivated for EDGAR purposes under Rule 313(b). Therefore, the Trust does not believe it would be appropriate to mark such class as “inactive” on EDGAR.

6. Comment: Under “Summary of the Fund – Principal Investment Strategies,” please disclose how the Fund will select investments.

Response: The requested change has been made.

7. Comment: In light of the discussion of investments in the technology and industrials sectors under “Summary of the Fund – Principal Risks – Sector Risk,” please consider whether investments in these sectors should be discussed in the principal investment strategy disclosure.

Response: The Trust has revised the disclosure in the above-referenced section to remove references to investments in the industrials sectors. Stocks in the technology sector currently, and may in the future, comprise a significant portion of the Emerging Opportunities Fund’s portfolio and the Trust has revised the Fund’s principal investment strategies disclosure to reflect this.

8. Comment: Under “Shareholder Guide – Investing Through an Intermediary,” please remove references to Investor Class shares given that the Emerging Opportunities Fund does not currently offer Investor Class shares.

Response: The requested change has been made.

Global Risk-Balanced Fund Prospectus

9. Comment: Please consider whether the Global Risk-Balanced Fund should have risk disclosure associated with shorting in light of the following disclosure under “Summary of the Fund – Principal Investment Strategies”: “The Fund may achieve long and short exposure to global equity, bond, and currency markets through a wide range of derivative instruments, and direct instruments.”

Response: The Trust has reviewed the Fund’s risk disclosure and respectfully declines to make any edits at this time.

10. Comment: Given that the Global Risk-Balanced Fund may invest in debt securities guaranteed by supranational organizations such as the World Bank and the United Nations, please consider whether the Global Risk-Balanced Fund should have a separate risk factor relating to the risks associated with such supranational organizations.

Response: The Global Risk-Balanced Fund does not currently intend to invest in debt securities guaranteed by supranational organizations. The Trust has revised the Global Risk-Balanced Fund’s principal investment strategies disclosure to remove reference to these securities.

11. Comment: Please confirm supplementally that the Global Risk-Balanced Fund’s derivatives-related disclosures are consistent with the Staff’s letter to the Investment Company Institute dated July 30, 2010 (the “ICI Letter”).

Response: The Trust believes that the Global Risk-Balanced Fund’s derivatives-related disclosures are consistent with the Staff’s position as set forth in the ICI Letter.

12. Comment: Under “Summary of the Fund – Principal Risks – Sector Risk,” the Staff notes that a fragment appears at the end of the Sector Risk disclosure that reads “the technology and industrials sector”. Please revise, as appropriate. Please also consider whether investments in these sectors should be discussed in the principal investment strategy disclosure.

Response: The Trust has revised the above-referenced disclosure to remove the sentence fragment and confirms that investments in the technology and industrials sectors are not a principal investment strategy of the Fund.

13. Comment: Under “Summary of the Fund – Performance,” please revise the Average Annual Total Returns table so that the returns of the S&P 500 Index precede the returns of the Composite Index (Hedged) and Composite Index (Unhedged).

Response: The requested change has been made. The Trust notes, however, that it considers the Composite Index to be the Global Risk-Balanced Fund’s primary benchmark.

Global Comments in Statements of Additional Information

14. Comment: With respect to each Fund, in the explanatory note that follows the Fund’s fundamental investment restrictions under “Additional Investment Policies – Fundamental Investment Restrictions,” please clarify that the Fund’s 15% limit on investments in illiquid securities will not be measured only at the time of investment.

Response: The Trust respectfully submits that the disclosures related to illiquid securities in the SAI are adequate under the requirements of Form N-1A and consistent with SEC guidance on ownership of illiquid securities. The Trust recognizes that the SEC expects funds to monitor portfolio liquidity on an ongoing basis to determine whether, in light of current circumstances, an adequate level of liquidity is being maintained. In response to the Staff’s comment, the Trust has added the below clarifying language as the fourth sentence under “Additional Investment

Policies – Illiquid Securities, Private Placements and Certain Unregistered Securities” in each Fund’s SAI:

If the Fund determines at any time that it owns illiquid securities in excess of 15% of its net assets, it will cease to undertake new commitments to acquire illiquid securities until its holdings are no longer in excess of 15% of its net asset value, and, depending on circumstances, may take additional steps to reduce its holdings of illiquid securities.

Emerging Opportunities Fund Statement of Additional Information

15. Comment: Please consider removing Investor Class shares of the Emerging Opportunities Fund from the cover page of the SAI if such shares are no longer being offered.

Response: The Trust respectfully submits that Investor Class shares are appropriately included on the cover page of the Emerging Opportunities Fund’s SAI. As noted above, although Investor Class shares of the Emerging Opportunities Fund are not currently being offered, the Fund may wish to commence offering such shares at any time. In order to maintain the Investor Class shares’ registration with the SEC, the Trust files a dormant share class supplement each year in connection with the Trust’s annual update of the Fund’s registration statement and includes disclosure relating to such share class in the Fund’s SAI. The “General Information” section of the SAI discloses that Investor Class shares are not currently being offered and there are no such shares currently outstanding. Therefore, the Trust respectfully declines to make the requested change.

16. Comment: In the disclosure relating to the compensation of the portfolio managers of RBC Global Asset Management (U.S.) Inc. under “Management of the Funds – Portfolio Managers of the Funds,” the Staff notes that Microcap Core Equity strategy is capitalized but not defined. Please consider whether this should be a defined term.

Response: The Trust notes that the above-referenced disclosure has been revised to refer to the Microcap Core team of RBC Global Asset Management (U.S.) Inc. (“RBC GAM-U.S.”). The Trust confirms that Microcap Core should not be a defined term in the SAI as it is the name of an RBC GAM-U.S. team.

17. Comment: In the disclosure relating to other accounts managed by the portfolio managers of Lord, Abbett & Co. LLC under “Management of the Funds – Portfolio Managers of the Funds,” please consider removing the subheading “AMG Manager Emerging Opportunities Fund” given that the Fund to which the disclosure relates is sufficiently clear.

Response: The requested change has been made.

As requested, we acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions you may have with respect to this filing to me at (617) 951-7239.

Very truly yours,

/s/ Maureen A. Meredith

Maureen A. Meredith

cc:	Michael Ponder, Esq.

Gregory C. Davis, Esq.

Adam M. Schlichtmann, Esq.

Renee E. Laws, Esq.